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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                                  FORM 12b-25

                       Commission File Number 001-11512

                          NOTIFICATION OF LATE FILING

(Check One):  [X]  Form 10-K    [_]  Form 11-K   [_]  Form 20-F   [_]  Form 10-Q
              [_]  Form N-SAR

For Period Ended:    September 30, 1998

[ ]  Transition Report on Form 10-K    [ ]  Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-F    [ ]  Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K

       For the Transition Period Ended:
                                        ----------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SatCon Technology Corporation
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 161 First Street City, state and zip code: Cambridge, Massachusetts 02142

                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |  (a)  The reasons described in reasonable detail in Part III of this form
     |       could not be eliminated without unreasonable effort or expense;
     |  (b)  The subject annual report, semi-annual report, transition report on
     |       Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X]  |       filed on or before the 15th calendar day following the prescribed
     |       due date; or the subject quarterly report or transition report on
     |       Form 10-Q, or portion thereof will be filed on or before the fifth
     |       calendar day following the prescribed due date; and
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     |  (c)  The accountant's statement or other exhibit required by Rule 12b-
     |       25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The independent accountants for SatCon Technology Corporation (the "Registrant") have been unable to complete their audit work relating to the Registrant's ownership interest in Beacon Power Corporation ("Beacon") prior to the due date for the Registrant's Form 10-K. Consequently, the Registrant has not been able to finalize its financial statements for the year ended September 30, 1998. While the Registrant does not currently believe that any revisions to its previously released financial results for the year ended September 30, 1998 will be necessary or appropriate, there can be no assurance that revision to the Registrant's financial results for the year ended September 30, 1998 will not be required. The Registrant will file the Form 10-K as soon as practicable after these issues are resolved.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Michael C. Turmelle, Vice President, Chief Financial Officer, Treasurer and Secretary, (617) 349-0861.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If the answer is no, identify report(s). [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?  [X] Yes   [ ] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Registrant anticipates that its loss for the year ended September 30, 1998 will be substantially less than the loss it reported for the fiscal year ended September 30, 1997. However, the Registrant has not yet determined if the continuing audit work relating to Beacon by its independent accountants will have an impact on its financial statements.

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                         SatCon Technology Corporation
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  December 29, 1998     By:    /s/ David B. Eisenhaure
                                  ---------------------------------------------
                                  Name:  David B. Eisenhaure
                                  Title: President, Chief Executive Officer and
                                         Chairman of the Board